     NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

January 8, 2008

VIA EDGAR
Messrs. H. Christopher Owings and Blair F. Petrillo
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nitches, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed December 6, 2007 (File No. 333-142478)
Amendment No. 1 to Registration Statement on Form S-3
Filed December 6, 2007 (File No. 333-141659)

Mr. Owings and Ms. Petrillo:

     Nitches, Inc. ("we," "our," "us" or the "Company"), has filed through EDGAR, Pre-Effective Amendment No. 2 ("Amendment No. 2") to each of the above-referenced registration statements (the "Registration Statements"). This letter sets forth the Company's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated January 4, 2008 (the "Comment Letter") with respect to the Registration Statements.

     We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter. Immediately following each such comment is the Company's response in regular font. The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.

COMMENT 1. Please revise the "Incorporation by Reference" section in each registration statement to include the Form 10-K filed on December 21, 2007 as well as the Forms 8-K filed on December 26, 2007 and January 2, 2008.

RESPONSE: The "Incorporation by Reference" section in each of the Registration Statements has been revised as requested. In addition, we included other Form 8-Ks that have since been filed.

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     Thank you for your assistance in this matter. Please call me at (858) 731-0520 or James A. Mercer III of Duane Morris LLP, our outside legal counsel, at (619) 744-2209 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Steven P. Wyandt
Chief Executive Officer